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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BWAY Holding Company

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

12429T104 (Common Stock)

(CUSIP number)

Madison Dearborn Partners, LLC

70 W. Madison Street, Suite 4600

Chicago, Illinois 60602

Attention: Mark Tresnowski, General Counsel

(312) 895-1000

COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

(Name, address and telephone number of person authorized to receive notices and communications)

March 28, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12429T104

1	Names of reporting persons / I.R.S. identification nos. of above persons (entities only) Picasso Parent Company, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 9,928,103 shares of Common Stock
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 9,928,103 shares of Common Stock (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 44.38 % of Common Stock (See Item 5)
14	Type of reporting person (see instructions) CO

Page 3 of 13 Pages

CUSIP No. 12429T104

1	Names of reporting persons / I.R.S. identification nos. of above persons (entities only) Madison Dearborn Partners, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 9,928,103 shares of Common Stock
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 9,928,103 shares of Common Stock (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 44.38 % of Common Stock (See Item 5)
14	Type of reporting person (see instructions) OO

Page 4 of 13 Pages

Item 1. Security and Issuer.

The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of BWAY Holding Company (the “Company”). The principal executive offices of the Company are located at 8607 Roberts Drive, Suite 250, Atlanta, Georgia 30350-2237.

Item 2. Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	Picasso Parent Company, Inc., a Delaware corporation (“Parent”), by virtue of its having shared voting power with respect to 9,928,103 shares of Common Stock of the Company (the “Shares”) due to the Voting Agreement described herein; and

(ii)	Madison Dearborn Partners, LLC, a Delaware limited liability company (“MDP”), by virtue of it having directed the formation of Parent,

each of whom is collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement dated April 6, 2010, filed as Exhibit A hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

MDP is a Delaware limited liability company, which acts as the general partner of certain private equity funds. Certain information required by this Item 2 concerning the Chairman and the Co-CEO’s of MDP is set forth on Schedule A attached hereto, which is incorporated herein by reference. The address of the principal business office of MDP is 70 W. Madison Street, Suite 4600, Chicago, Illinois 60602.

Parent is a Delaware corporation with no principal business operation and was formed in connection with the proposed acquisition of the Company by certain private equity funds affiliated with MDP. Certain information required by this Item 2 concerning the officers and directors of Parent is set forth on Schedule A attached hereto, which is incorporated herein by reference. The address of the principal business office of Parent is c/o MDP, 70 W. Madison Street, Suite 4600, Chicago, Illinois 60602.

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations

Page 5 of 13 Pages

of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

Item 3. Source and Amount of Funds or Other Consideration.

On March 28, 2010, Parent, Picasso Merger Sub, Inc. (“Merger Sub”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged (the “Merger”) with and into the Company with the Company being the surviving corporation, subject to the satisfaction of the conditions to the merger contained in the Merger Agreement. In connection with entering into the Merger Agreement, Parent and Merger Sub, on the one hand, and Kelso Investment Associates VI, L.P., a Delaware partnership, and KEP VI, LLC, a Delaware limited liability company (each a “Shareholder” and collectively, the “Shareholders”), on the other hand, entered in to a Voting Agreement, pursuant to which the Shareholders agreed to vote the shares of Common Stock beneficially owned by them in favor of the Merger and granted to Parent an irrevocable proxy to vote the shares of Common Stock owned by the Shareholders in favor of the Merger, on the terms and subject to the conditions contained in the Voting Agreement. The shares of Common Stock that may be deemed beneficially owned by Parent have not been purchased by Parent, and thus no funds were used for such purpose. Parent did not pay any monetary consideration to the Shareholders in connection with the execution and delivery of the Voting Agreement. The description of the Voting Agreement in Item 6 is incorporated in this Item 3.

Item 4. Purpose of Transaction.

As described in Item 3, Parent’s purpose is to acquire the Company pursuant to the Merger Agreement. The descriptions of the Merger Agreement and the Voting Agreement in Item 6 are incorporated in this Item 4.

Pursuant to the Merger Agreement, MergerSub will be merged with and into the Company, as a result of which the Company will become a wholly owned indirect subsidiary of Parent, and each issued and outstanding share of capital stock of MergerSub shall be converted into and become a share of capital stock of the surviving corporation. The Reporting Persons intend, and the Merger Agreement provides, that the parties to the Merger Agreement will take all actions necessary so that the directors of MergerSub immediately prior to the Effective Time (as defined in the Merger Agreement) shall become the directors of the Company immediately after the Effective Time. Pursuant to the Merger Agreement, the articles of incorporation of the Company shall be amended and restated in their entirety and the bylaws of Merger Sub shall become the bylaws of the surviving corporation. Parent intends to cause the Company to terminate the registration of its shares of Common Stock under the Exchange Act upon completion of the Merger and to cause the Common Stock to be delisted from the New York Stock Exchange.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any present plans or intentions which result in or relate to any of the actions described in subparagraphs (a) though (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future, including without limitation purchasing shares of Common Stock of the Company and/or exercising any rights under the Merger Agreement or the Voting Agreement.

Page 6 of 13 Pages

The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits B and C hereto.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

Parent may be deemed to be the beneficial owner of 9,928,103 shares of Common Stock by virtue of its having shared power to vote such shares, constituting approximately 44.38% of the outstanding Common Stock.

MDP, by virtue of its having formed and its controlling Parent, may be deemed to share beneficial ownership of 9,928,103 shares of Common Stock by virtue of its having shared power to vote such shares, constituting approximately 44.38% of the outstanding Common Stock.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein. The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the Shares.

All of the percentages calculated in this Schedule 13D are based upon an aggregate of 22,371,376.0496 shares of Common Stock outstanding as of March 24, 2010 based upon the Company’s representation in the Merger Agreement.

(c)	Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

(d)	To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Merger Agreement

On March 28, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Picasso Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as the wholly owned subsidiary of Parent. Parent and Merger Sub are affiliates of MDP. The Merger Agreement was unanimously approved by the Company’s Board of Directors based upon the recommendation of the Transaction Committee of the independent directors that was established to undertake a review of the Company’s strategic alternatives.

At the effective time of the Merger, each share of Company common stock issued and outstanding immediately prior to the effective time (other than shares owned by Parent, Merger Sub or any other subsidiary of Parent or the Company and by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law) will be automatically cancelled and converted into the right to receive $20.00 in cash (the “Per Share Merger Consideration”), without interest.

Page 7 of 13 Pages

Consummation of the Merger is subject to customary conditions, including without limitation (i) approval by (A) the holders of a majority of the outstanding shares of the Company’s common stock entitled to vote on the Merger and (B) the holders of a majority of the outstanding shares of the Company’s common stock entitled to vote on the Merger, excluding for this purpose shares owned by affiliates of Kelso & Company, (ii) receipt of any required approvals, or expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other regulatory laws, and (iii) the absence of any law, order or injunction prohibiting the Merger. Moreover, each party’s obligation to consummate the Merger is subject to certain other conditions, including without limitation (i) the accuracy of the other party’s representations and warranties in the Merger Agreement (subject to customary materiality qualifiers) and (ii) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers).

The obligations of Parent and Merger Sub are further subject to satisfaction (or waiver) of certain other conditions, including without limitation (i) the absence of any “Company Material Adverse Effect” (as defined in the Merger Agreement) and (ii) a “Maximum Leverage Ratio” (as defined in the Merger Agreement) of not more than 5.4 to 1. In addition, the Merger Agreement provides that if the Marketing Period (as defined below) has not ended at the time of satisfaction or waiver of the above conditions, then neither Parent nor Merger Sub shall be required to effect the closing of the Merger until the earlier of (a) a date during the Marketing Period specified by Parent on at least three business days’ written notice to the Company or (b) the first business day immediately following the final day of the Marketing Period. “Marketing Period” is defined in the Merger Agreement to be the first 30 consecutive days throughout and on the last day of which (i) Parent, Merger Sub and their financing sources have received certain specified information to be used in connection with the financing, (ii) all mutual conditions to the obligations of the Company, Parent and Merger Sub to consummate the Merger, including the receipt of approval by the Company’s stockholders of the Merger, have been satisfied and (iii) all conditions to the obligations of Parent and Merger Sub to consummate the Merger have been satisfied, assuming that such conditions were applicable at any time during such 30-consecutive-day period. Completion of the Merger is expected to occur in the second or third calendar quarter of 2010.

During the period beginning on March 28, 2010 and continuing until 12:01 a.m. (New York time) on April 28, 2010 (the “No-Shop Period Start Date”), the Company may initiate, solicit and encourage any alternative acquisition proposals from third parties, provide non-public information and participate in discussions and negotiate with third parties with respect to acquisition proposals. Starting on the No-Shop Period Start Date, the Company will be subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties who have not submitted an acquisition proposal to the Company prior to 12:01 a.m. (New York time) on the No-Shop Period Start Date regarding alternative acquisition proposals. The Company is not subject to such no-shop restrictions with respect to third parties who have submitted an acquisition proposal to the Company prior to 12:01 a.m. (New York time) on the No-Shop Period Start Date. The no-shop provision is also subject to a customary “fiduciary-out” provision which allows the Company under certain circumstances to provide information to and participate in discussions with third parties with respect to unsolicited alternative acquisition proposals that the Board of Directors has determined is or would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for the Company and Parent. Upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay Parent a termination fee of $12.5 million (or $5 million if the termination fee becomes payable in connection with a Superior Proposal (as defined in the Merger Agreement) entered into with a third party that submitted an acquisition proposal prior to 12:01 a.m. (New York time) on the No-Shop Period Start Date). In circumstances other than those in which the Company is required to pay the termination fee

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described in the immediately preceding sentence, the Company may be obligated to reimburse transaction expenses incurred by Parent and Merger Sub up to $3 million upon termination of the Merger Agreement, plus, if an alternative acquisition is entered into within one year following a termination that gave rise to a reimbursement obligation, up to an additional $1 million of expenses.

The Merger Agreement also provides that Parent will be required to pay the Company a fee of $27.5 million (less any amounts previously reimbursed by Parent to the Company in respect of expenses that may be incurred by the Company as a result of certain obligations under the Merger Agreement) if the Company terminates the Merger Agreement as a result of (i) Parent’s or Merger Sub’s breach any of their representations, warranties, covenants or agreements in the Merger Agreement, which breach or failure to be true would give rise to the failure of a closing condition and such breach or failure to be true (x) cannot be cured by Parent or Merger Sub by October 7, 2010 (the “Termination Date”) or (y) if capable of being cured, is not cured within 30 calendar days following receipt of written notice from the Company of such breach (or such shorter period of time that remains between the date the Company provides written notice of such breach and the Termination Date) (provided that the Company shall not be entitled to terminate the Merger Agreement if it is in material breach of any of its representations, warranties, covenants or other agreements and that breach would result in the failure of a closing condition of Parent or Merger Sub), or (ii) Parent’s and Merger Sub’s closing conditions have been satisfied and Parent and Merger Sub fail, following notice from the Company that it is prepared to consummate the Closing, to consummate the Merger when and as required by the Merger Agreement.

Parent will be required to pay (without duplication of the amounts described in the immediately preceding paragraph) to the Company a fee of $5 million (less any amounts previously reimbursed by the Parent to the Company in respect of expenses that may be incurred by the Company as a result of certain obligations under the Merger Agreement) if the Merger Agreement is terminated by Parent for failure to satisfy the Maximum Leverage Ratio condition described above as of the end of any fiscal quarter (or for failure of the Company to deliver to Parent and Merger Sub a Leverage Ratio Certificate (as defined in the Merger Agreement)), or if the Merger Agreement is terminated by Parent upon the Termination Date at a time when all closing conditions of Parent and Merger Sub are satisfied other than the condition relating to the Maximum Leverage Ratio.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to the Company’s current report on Form 8-K filed on April 1, 2010.

Voting Agreement

Concurrent with the execution of the Merger Agreement, certain stockholders who are affiliates of Kelso & Company entered into a voting agreement with Parent and Merger Sub (the “Voting Agreement”). Pursuant to the Voting Agreement, the Kelso stockholders, who collectively own an aggregate of approximately 44% of the outstanding shares of common stock of the Company, have agreed to vote their respective shares of Company common stock in favor of the Merger and have granted a representative of Parent a proxy to vote such shares in the event the stockholders do not act in accordance with their obligations thereunder.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which was incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K filed on April 1, 2010.

Item 7. Material to be filed as Exhibits.

Exhibit A—Schedule 13D Joint Filing Agreement

Page 9 of 13 Pages

Exhibit B— Merger Agreement (filed as Exhibit 2.1 to the Company’s Form 8-K filed with the Commission on April 1, 2010)

Exhibit C— Voting Agreement (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed with the Commission on April 1, 2010)

Page 10 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2010

Picasso Parent Company, Inc.

By:	/s/ Thomas S. Souleles
Name:	Thomas S. Souleles
Its:	President

Madison Dearborn Partners, LLC

By:	/s/ Thomas S. Souleles
Name:	Thomas S. Souleles
Its:	Managing Director

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SCHEDULE A

Person Controlling MDP: John A. Canning, Jr., as Chairman, and Paul J. Finnegan and Samuel M. Mencoff, as Co-CEOs. The principal business address of each of these persons is c/o Madison Dearborn Partners, LLC, 70 W. Madison, Suite 4600, Chicago, Illinois 60602, telephone (312) 895-1000. Each of these persons is a United States citizen.

Persons Controlling Parent: Directors and Executive Officers of Parent: The sole director is Thomas S. Souleles and the officers are Mr. Souleles and Mark B. Tresnowski, both of whom are Managing Directors of MDP. The principal business address of each of Messrs. Tresnowski and Souleles, each of whom is a United States citizen, is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, Chicago, Illinois 60602, telephone (312) 895-1000.

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Exhibit A

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: April 6, 2010

Picasso Parent Company, Inc.

By:	/s/ Thomas S. Souleles
Name:	Thomas S. Souleles
Its:	President

Madison Dearborn Partners, LLC

By:	/s/ Thomas S. Souleles
Name:	Thomas S. Souleles
Its:	Managing Director

Page 13 of 13 Pages